SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Root, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

77664L108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108

1.	Names of Reporting Persons Alexander E. Timm
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,015,103 shares(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 19,015,103 shares(1)
	8.	Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,015,103 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒ 194,250
11.	Percent of Class Represented by Amount in Row 9 24.24%(2)
12.	Type of Reporting Person (see instructions) IN

(1)

Includes 1,920,935 shares of Class B Common Stock held by the Timm 2020 GRAT. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108

1.	Names of Reporting Persons Timm 2020 GRAT
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,920,935 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 1,920,935 shares
	8.	Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,935 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.13%(2)
12.	Type of Reporting Person (see instructions) OO

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

Item 1(a).	Name of Issuer: Root, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 80 E. Rich Street, Suite 500, Columbus, OH 43215

Item 2(a).	Name of Person Filing: Alexander E. Timm Timm 2020 GRAT (“Timm GRAT”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o Root, Inc. 80 E. Rich Street, Suite 500 Columbus, OH 43215

Item 2(c).	Citizenship: Alexander E. Timm US Citizen Timm 2020 GRAT Ohio

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 77664L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Alexander E. Timm 19,015,103 shares[1]
Timm GRAT 1,920,935 shares

(b)	Percent of Class:

Alexander E. Timm 24.24%
Timm GRAT 3.13%

(c)	Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

Alexander E. Timm 19,015,103 shares[1]
Timm GRAT 1,920,935 shares

(ii)      Shared power to vote or to direct the vote:

           Not applicable.

(iii)     Sole power to dispose or to direct the disposition of:

Alexander E. Timm 19,015,103 shares[1]
Timm GRAT 1,920,935 shares

(iv)     Shared power to dispose or to direct the disposition of:

           Not applicable.

(1)

Includes 1,920,935 shares of Class B Common Stock held by the Timm 2020 GRAT. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2021
Date

/s/ Alexander E. Timm
Alexander E. Timm Individually and as Trustee of the Timm 2020 GRAT